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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. 1)*

                                 NaviSite, Inc.
            ---------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   63935M 10 9
            ---------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[ ]       Rule 13d-1(c)
[x]       Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   63935M 10 9             SCHEDULE 13G               Page 2 of 6 pages
------- ------------------------------------------------------------------------
1.      NAMES OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        CMGI, Inc.

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)   [ ]
                                                                      (b)   [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
          NUMBER OF            5.   SOLE VOTING POWER
           SHARES                        54,351,927 shares
                               -------------------------------------------------
        BENEFICIALLY           6.   SHARED VOTING POWER
          OWNED BY                       0 shares
                               -------------------------------------------------
                               7.   SOLE DISPOSITIVE POWER
            EACH                        54,351,927 shares
          REPORTING
                               -------------------------------------------------
           PERSON              8.   SHARED DISPOSITIVE POWER

                                        0 shares
                               -------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        54,351,927 shares
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        74.58%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*
        CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.   63935M 10 9             SCHEDULE 13G               Page 3 of 6 pages
--------------------------------------------------------------------------------
ITEM 1(a).         NAME OF ISSUER:
                   NAVISITE, INC.
--------------------------------------------------------------------------------

ITEM 1(b).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                      400 Minuteman Park, Andover, MA 01810
--------------------------------------------------------------------------------
ITEM 2(a).         NAME OF PERSON FILING:

                   CMGI, Inc.
--------------------------------------------------------------------------------
ITEM 2(b).         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
                   100 Brickstone Square, Andover, MA  01810
--------------------------------------------------------------------------------
ITEM 2(c).         CITIZENSHIP:
                   CMGI, Inc. is a Delaware corporation.

--------------------------------------------------------------------------------


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CUSIP No.   63935M 10 9             SCHEDULE 13G               Page 4 of 6 pages

ITEM 2(d).         TITLE OF CLASS OF SECURITIES:
                   Common Stock, $0.01 par value
--------------------------------------------------------------------------------
ITEM 2(e).         CUSIP NUMBER:
                   63935M 10 9
--------------------------------------------------------------------------------
ITEM 3.            IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or
                   13d-2(b) or (c),
                   CHECK WHETHER THE PERSON FILING IS A:
                   (a) [ ] Broker or Dealer registered under Section 15 of the Exchange Act.
                   (b) [ ]  Bank as defined in Section 3(a)(6) of the
                            Exchange Act.
                   (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.
                   (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
                   (e) [ ]  An investment adviser in accordance with Rule
                               13d-1(b)(1)(ii)(E);
                   (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                   (g) [ ] A parent holding company or control person in ccordance with Rule 13d-1(b)(1)(ii)(G);
                   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                   (i) [ ]  A church plan that is excluded from the
                            definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
                   (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

--------------------------------------------------------------------------------

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CUSIP No.   63935M 10 9             SCHEDULE 13G               Page 5 of 6 pages


ITEM 4.            OWNERSHIP
                   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
                   (a)    Amount beneficially owned:

                          CMGI, Inc. holds 40,115,979 shares of common stock. Pursuant to a Note and Warrant Purchase Agreement by and between the issuer and CMGI, Inc. dated December 12, 2000, CMGI, Inc. on December 15, 2000, invested $50,000,000 in the issuer in exchange for a convertible promissory note and two warrants to purchase additional shares of common stock. The convertible promissory note is immediately convertible into 9,033,424 shares of common stock, and the two warrants are exercisable immediately into 2,601,262 shares each (for an aggregate of 5,202,524 shares upon exercise of the warrants).

                          ------------------------------------------------------
                   (b)    Percent of Class:


                          74.58%

                          ------------------------------------------------------
                   (c)    Number of shares as to which such person has:
                          (i) Sole power to vote or to direct the vote 54,351,927 shares
                          (ii)     Shared power to vote or to direct the vote
                          0 shares
                          (iii)    Sole power to dispose or direct the
                          disposition of
                          54,351,927 shares
                          (iv) Shared power to dispose or direct the disposition of
                          0 shares

--------------------------------------------------------------------------------
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
--------------------------------------------------------------------------------

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.
                   Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                   Not applicable

ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMEBERS OF THE GROUP.
                   Not applicable

ITEM 9.            NOTICE OF DISSOLUTION OF GROUP.
                   Not applicable

ITEM 10.           CERTIFICATION.


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CUSIP No.   63935M 10 9             SCHEDULE 13G               Page 6 of 6 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 14, 2001
                                           ------------------------------
                                                      (Date)

                                           CMGI, INC.



                                           /s/ Andrew J. Hajducky III
                                           ------------------------------
                                           By:  Andrew J. Hajducky III
                                           Title:  Executive Vice President,
                                           Chief Financial Officer and Treasurer